Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2017

2Q17 Added 18,037 New Subscribers

2Q17 Revenue Up 7.4% YOY to RMB184.1 Million ($27.6 Million)

2Q17 Operating Income Up 4.3% YOY to RMB54.7 Million ($8.2 Million)

Conference Call to be Held on November 18, 2016 at 8:00 a.m. ET

HONG KONG, China, November 17, 2016 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the second quarter and first half of fiscal year 2017 ended September 30, 2016.

Second Quarter of Fiscal 2017 Highlights

•                 Revenues for the second quarter of fiscal 2017 increased by 7.4% to RMB184.1 million ($27.6 million) from RMB171.5 million in the prior year period.

•                 New subscribers and accumulated subscriber base were 18,037 and 536,8771, respectively.

•                 Gross profit increased by 8.1% to RMB145.1 million ($21.8 million) from RMB134.2 million in the prior year period.

•                 Gross margin increased to 78.8% from 78.3% in the prior year period.

•                 Operating income increased by 4.3% to RMB54.7 million ($8.2 million) from RMB52.5 million in the prior year period.

•                 Operating income before depreciation and amortization and share-based compensation expenses was RMB82.9 million ($12.4 million), up 4.0% compared to RMB79.7 million in the prior year period.2

•                 Interest expense was RMB29.8 million ($4.5 million) compared to RMB26.3 million in the prior year period.

•                 Net income attributable to the Company’s shareholders was RMB16.6 million ($2.5 million) compared to RMB18.7 million in the prior year period.

•                  Net cash provided by operating activities for the second quarter of fiscal 2017 was RMB136.3 million ($20.4 million) compared to RMB168.5 million in the prior year period, after taking into account the interest payment made to the Company’s convertible note holder.

First Half of Fiscal 2017 Highlights

•                  Revenues for the first half of fiscal 2017 increased by 6.0% to RMB357.1 million ($53.5 million) from RMB336.8 million in the prior year period.

•                  New subscriber sign-up reached 34,674 and accumulated subscriber base expanded to 536,8771.

•                  Gross profit increased by 6.7% to RMB280.6 million ($42.1 million) from RMB263.0 million in the prior year period.

•                  Operating income increased by 5.9% to RMB106.9 million ($16.0 million) compared to RMB100.9 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses increased to RMB162.6 million ($24.4 million) by 5.2% year-over-year from RMB154.5 million in the prior year period.2

•                  Interest expense amounted to RMB58.6 million ($8.8 million), compared to RMB52.2 million in the prior year period.

•                  Net income attributable to the Company’s shareholders increased slightly to RMB32.4 million ($4.9 million) from RMB32.3 million in the prior year period.

•                  Net cash provided by operating activities for the first half of fiscal 2017 was RMB267.3 million ($40.1 million) compared to RMB298.6 million in the prior year period, after taking into account the interest payment made to the Company’s convertible note holder.

“During the second quarter, new subscriber numbers increased by 7.7% year-over-year to 18,037 as a result of the solid performance in our Guangdong market, the steady growth in our Beijing market and the Zhejiang market due to our strong hospital channels and tailored marketing initiatives.” said Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation, “While the macroeconomic environment was slower and regulations on clinical applications of stem cells remains uncertain in the reporting quarter, we managed to continue our growth by focusing on new subscriber recruitment. We are confident that we will achieve our full year subscription target goal through organic growth in our core business. We will also explore potential new business opportunities as well as optimize existing resources to further expand revenue and profit growth.”

Summary — Second Quarter and First Half Ended September 30, 2015 and 2016

	Three Months Ended September 30,			Six Months Ended September 30,
	2015	2016		2015	2016
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	171,484	184,140	27,613	336,847	357,092	53,549
Gross Profit	134,244	145,052	21,751	263,034	280,571	42,074
Operating Income[3]	52,478	54,744	8,209	100,905	106,879	16,027
Interest Expense	26,301	29,801	4,469	52,184	58,634	8,793
Net Income Attributable to the Company’s Shareholders	18,723	16,641	2,496	32,274	32,363	4,853
Earnings per Ordinary Share — Basic[4] and Diluted (RMB/US$)	0.25	0.22	0.03	0.44	0.44	0.07
Revenue Breakdown (%)
Processing Fees	65.0%	62.5%		64.9%	62.2%
Storage Fees	35.0%	37.5%		35.1%	37.8%

New Subscribers (persons)	16,744	18,037		32,834	34,674
Total Accumulated Subscribers (persons)	474,193	536,877 [1]		474,193	536,877 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
	2015	2016		2015	2016
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	168,506	136,277	20,436	298,632	267,291	40,082
Net cash used in investing activities	(3,951)	(5,151)	(772)	(9,530)	(84,280)	(12,638)
Net cash used in financing activities	(60,000)	(60,000)	(8,998)	(60,000)	(60,000)	(8,998)

Second Quarter of Fiscal 2017 Financial Results

REVENUES. Revenues increased by 7.4% to RMB184.1 million ($27.6 million) in the second quarter of fiscal 2017 from RMB171.5 million in the prior year period. The increase in processing fee revenues and recurring storage fee revenues were mainly driven by the increase in new subscribers and the Company’s enlarged total subscriber base.

Revenues generated from processing fees and other services in the second quarter of fiscal 2017 increased to RMB115.1 million ($17.3 million) from RMB111.4 million in the prior year period. 18,037 new subscriber sign-ups were recorded during the second quarter of fiscal 2017, representing a 7.7% year-over-year growth. Revenues generated from processing fees accounted for 62.5% of total revenues, compared to 65.0% in the prior year period.

Revenues generated from storage fees increased by 14.8% to RMB69.0 million ($10.3 million) in the second quarter of fiscal 2017 from RMB60.1 million in the prior year period. Accumulated subscriber base as of September 30, 2016 was 536,8771. Storage fee revenues accounted for 37.5% of total revenues, compared to 35.0% in the prior year period.

GROSS PROFIT. Gross profit for the second quarter of fiscal 2017 amounted to RMB145.1 million ($21.8 million), a 8.1% increase from RMB134.2 million in the prior year period. Gross margin was 78.8%, up from 78.3% in the prior year period.

OPERATING INCOME. Operating income for the second quarter of fiscal 2017 increased by 4.3% to RMB54.7 million ($8.2 million) from RMB52.5 million in the prior year period. Operating margin was 29.7%, compared to 30.6% in the prior year period. During the quarter, the Company recorded a write-off of RMB3.6 million ($0.5 million) in accounts receivable as a result of the reclassification of 2,065 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low, and such amount was recorded in the general and administrative expenses. Depreciation and amortization expenses for the reporting quarter were RMB12.6 million ($1.9 million), same as the prior year period. Share-based compensation expense was RMB15.5 million ($2.3 million) for the second quarter of fiscal 2017, compared to RMB14.6 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses was RMB82.9 million ($12.4 million), a 4.0% increase compared to RMB79.7 million in the prior year period.2

Research and Development Expenses. Research and development expenses amounted to RMB2.4 million ($0.4 million) in the second quarter of fiscal 2017, compared with RMB2.2 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses for the second quarter amounted to RMB39.6 million ($5.9 million), compared to RMB37.0 million in the prior year period. The increase reflected the Company’s market penetration effort to attract new subscribers. Sales and marketing expenses as a percentage of revenues were 21.5% compared to 21.6% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the second quarter increased to RMB48.3 million ($7.2 million) from RMB42.6 million in the prior year period. During the second quarter, the Company recorded a write-off of RMB3.6 million ($0.5 million) in accounts receivable because the Company determined that the recoverability of the 2,065 private cord blood banking subscribers was low and such amount was recorded in the general and administrative expenses. Excluding the impact of the accounts receivable write-off, general and administrative expenses as a percentage of revenues remained stable at 24.3% compared to 24.9% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was RMB29.8 million ($4.5 million), compared to RMB26.3 million in the prior year period. Interest expense was mainly related to the Company’s outstanding convertible notes denominated in USD. The increase was due to the compounding interest effect of the convertible notes and the effect of the depreciation of RMB against the USD.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. The Company’s improved operating income was offset by the increase in interest expenses and the absence of dividend income in the current year period. As a result, income before income tax for the second quarter of fiscal 2017 was RMB29.9 million ($4.5 million), compared to RMB31.7 million in the prior year period. Income tax expense for the second quarter of fiscal 2017 decreased slightly to RMB12.6 million ($1.9 million) from RMB12.8 million in the prior year period. Net income attributable to the Company’s shareholders for the second quarter of fiscal 2017 was RMB16.6 million ($2.5 million), compared to RMB18.7 million in the prior year period. Net margin for the second quarter of fiscal 2017 was 9.0%, compared to 10.9% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2017 were RMB0.22 ($0.03).5

LIQUIDITY. As of September 30, 2016, the Company had cash and cash equivalents of RMB3,142.6 million ($471.3 million), up from RMB3,008.4 million as of March 31, 2016. The Company had total debt 6 of RMB967.9 million ($145.1 million) as of September 30, 2016, up slightly from RMB966.2 million as of March 31, 2016. Net cash provided by operating activities for the second quarter of fiscal 2017 amounted to RMB136.3 million ($20.4 million), after taking into account the interest payment made to the Company’s convertible note holder.

First Half of Fiscal 2017 Financial Results

For the first half of fiscal year 2017, total revenues increased by 6.0% to RMB357.1 million ($53.5 million) from RMB336.8 million in the prior year period. The increase was largely attributable to the increase of the Company’s storage revenues from the expanded subscriber base, which reached 536,8771 by the end of September 2016. Revenues from processing fees and storage fees grew by 1.6% and 14.1%, respectively. Gross profit increased by 6.7% to RMB280.6 million ($42.1 million) from RMB263.0 million in the prior year period. Operating income increased by 5.9% to RMB106.9 million ($16.0 million) from RMB100.9 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB162.6 million ($24.4 million), up 5.2% from RMB154.5 million in the prior year period.2 Net income attributable to the Company’s shareholders amounted to RMB32.4 million ($4.9 million). Basic and diluted earnings per share attributable to ordinary shares were RMB0.44 ($0.07). Net cash provided by operating activities in the first half of fiscal 2017 was RMB267.3 million ($40.1 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) had received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going-private” transaction (the “GM Proposal”). On the same day, the Board formed a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech, to evaluate such proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative.

•                          In May 2015, Golden Meditech initiated a series of agreements and transactions to acquire, directly or indirectly, $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 (“Convertible Notes”) and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”).

•                          On August 6, 2015, the Company announced that the Board had received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China (the “Nanjing Xinjiekou Proposal”). The purchase price offered is not lower than RMB6.0 billion.

•                          On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement (the “MOU”), pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

•                          On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire 357,331 ordinary shares of the Company (the “Kam Sale Shares”).

•                          On January 4, 2016, Golden Meditech, through its wholly owned subsidiary, Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), completed the acquisitions of the Convertible Notes, the CGL Sale Shares and the Kam Sale Shares, using the net proceeds from open offer and issuance of promissory notes. GM Stem Cells became the owner of the Convertible Notes, the CGL Sale Shares and the Kam Sale Shares.

•                          On January 7, 2016, the Company was informed that GM Stem Cells entered into a conditional sale and purchase agreement with Nanjing Xinjiekou on January 6, 2016 regarding the disposal of its shares and Convertible Notes (the “GM Sale Shares”), representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion (the “GM Sale Agreement”).

The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion at an agreed exchange rate of $1 to RMB6.466) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share (the “NXD New Shares”). Pursuant to the conditional sale and purchase agreement, Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and GM Stem Cells has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period.

GM Stem Cells also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which GM Stem Cells agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion at an agreed exchange rate of $1 to RMB6.466), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, and the completion of the two sales and purchase agreements are not interconditional.

•                          On August 29, 2016, Nanjing Xinjiekou published an announcement (the “Announcement”), announcing that Nanjing Xinjiekou had decided to withdraw its application to the China Securities Regulatory Commission for the approval of its proposed acquisition of the GM Sale Shares, as contemplated by the GM Sale Agreement, due to the uncertainty arising from current regulatory policies regarding significant asset restructurings of listed companies in China, and Nanjing Xinjiekou might participate in the acquisition of the Company in accordance with the relevant regulatory policies.

•                          Subsequent to the Announcement, Golden Meditech held discussions with Nanjing Xinjiekou exploring alternative proposals (including but not limited to establishing an investment fund by Sanpower Group Co., Ltd. (“Sanpower”), substantial shareholder of Nanjing Xinjiekou, or affiliate of Sanpower) in relation to the acquisition of the GM Sale Shares (the “Alternative Proposal”). In consideration of Golden Meditech’s agreement to enter into discussions with Sanpower regarding the Alternative Proposal, Sanpower and Golden Meditech entered into an earnest money agreement on September 1, 2016 (the “Earnest Money Agreement”), pursuant to which (a) Sanpower would pay RMB300 million (or its equivalent in foreign currency) in cash (the “Earnest Money”) within 10 business days from the signing of the Earnest Money Agreement to Golden Meditech; (b) the Earnest Money may form part of the purchase price under the Alternative Proposal; (c) the Earnest Money may be refunded under certain circumstances as specified in the Earnest Money Agreement; (d) the parties will use their reasonable best efforts to enter into a definitive agreement regarding the Alternative Proposal within two months following the execution of the Earnest Money Agreement or such other period as the parties may agree; and (e) if the conditions precedent to the Alternative Proposal which Golden Meditech and/or GM Stem Cells are responsible for fulfilling have been satisfied but the Alternative Proposal does not come into effect or cannot be implemented or completed for reasons other than those resulting from force majeure events, Golden Meditech would not be obliged to refund the Earnest Money and any accrued interest.

On October 31, 2016, Golden Meditech and Sanpower have entered into a supplementary agreement to the Earnest Money Agreement, pursuant to which the parties have agreed to modify the circumstances under which the Earnest Money paid by Sanpower would be refunded to Sanpower and to extend the time period during which the parties will use best efforts to reach agreement on the terms of the Alternative Proposal.

•                          The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to GM Proposal and Nanjing Xinjiekou Proposal. There cannot be any assurance that any transactions will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou, the proposed transactions between GM Stem Cells and Nanjing Xinjiekou, the alternative proposal and the supplementary agreement between Golden Meditech and Sanpower, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Friday, November 18, 2016 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 2808636.

1 During the three months and six months ended September 30, 2016, 18,037 and 34,674 new subscribers were recruited, respectively. During the three months period ended September 30, 2016, the Company reclassified 2,065 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low and therefore the Company terminated their subscription services. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the net accumulated subscriber base was 536,877 as of September 30, 2016.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

3 The reported operating income for the three months and six months ended September 30, 2015 and 2016 included the following:

(i)        Depreciation and amortization expenses for the three months ended September 30, 2015 and 2016 were RMB12.6 million and RMB12.6 million ($1.9 million). Depreciation and amortization expenses for the six months ended September 30, 2015 and 2016 were RMB24.9 million and RMB25.1 million ($3.8 million); and

(ii)     During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 restricted share units (“RSU”) to certain executives, directors and key employees under the Company’s RSU scheme, subject to certain performance conditions. Share-based compensation expenses related to this RSU scheme were RMB14.6 million and RMB15.5 million ($2.3 million) for the three months ended September 30, 2015 and 2016. Share-based compensation expenses for the six months ended September 30, 2015 and 2016 were RMB28.7 million and RMB30.6 million ($4.6 million) .

4 The terms of the convertible notes provide the holder with the ability to participate in any excess cash dividend. As there is no excess cash dividend for the three months and six months ended September 30, 2015 and 2016, such participating right effect is nil.

5 Out of 7,300,000 RSUs granted to certain executives, directors and key employees under the Company’s RSU scheme during the quarter ended December 31, 2014, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share would be RMB0.20 ($0.03) and RMB0.40 ($0.06) for the three months and six months ended September 30, 2016, respectively.

6 Total debt represented the carrying amount of total convertible notes, net as of September 30, 2016 and carrying amounts of bank loan and convertible notes, net as of March 31, 2016.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2016 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. generally accepted accounting principles (“U.S. GAAP”) basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the recent relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou, the proposed transactions between GM Stem Cells and Nanjing Xinjiekou and the alternative proposal and the supplementary agreement between Golden Meditech and Sanpower; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2016 were made at the noon buying rate of RMB6.6685 to $1.00 on September 30, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2016

	March 31,	September 30,
	2016	2016
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,142,647	471,267
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; September 30, 2016: RMB42,551 (US$6,381))	124,645	118,523	17,773
Inventories	28,326	27,113	4,066
Prepaid expenses and other receivables	24,412	14,573	2,184
Deferred tax assets	14,056	15,816	2,372
Total current assets	3,199,861	3,318,672	497,662
Property, plant and equipment, net	574,567	561,832	84,252
Non-current prepayments	218,379	233,724	35,049
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; September 30, 2016: RMB65,996 (US$9,897))	165,011	150,796	22,613
Inventories	64,322	66,857	10,026
Intangible assets, net	111,307	108,997	16,345
Available-for-sale equity securities	162,734	218,145	32,713
Other investment	189,129	189,129	28,362
Deferred tax assets	2,617	2,559	384
Total assets	4,687,927	4,850,711	727,406

LIABILITIES
Current liabilities
Bank loan	60,000	—	—
Convertible note, net	—	553,395	82,986
Accounts payable	13,248	11,529	1,729
Accrued expenses and other payables	61,304	48,730	7,307
Deferred revenue	257,692	292,689	43,891
Amounts due to related parties	53,255	17,180	2,577
Income tax payable	8,524	10,152	1,522
Deferred tax liabilities	14,300	16,900	2,534
Total current liabilities	468,323	950,575	142,546
Convertible note, net	906,222	414,492	62,157
Non-current deferred revenue	1,321,239	1,433,150	214,913
Other non-current liabilities	255,932	278,034	41,693
Deferred tax liabilities	22,786	22,031	3,304
Total liabilities	2,974,502	3,098,282	464,613

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and September 30, 2016, respectively	50	50	7
Additional paid-in capital	873,654	904,531	135,643
Treasury stock, at cost (March 31 and September 30, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(422)
Accumulated other comprehensive income	84,779	59,442	8,914
Retained earnings	753,585	785,948	117,860
Total equity attributable to China Cord Blood Corporation	1,709,253	1,747,156	262,002
Non-controlling interests	4,172	5,273	791
Total equity	1,713,425	1,752,429	262,793
Total liabilities and equity	4,687,927	4,850,711	727,406

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months ended September 30, 2015 and 2016

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	171,484	184,140	27,613	336,847	357,092	53,549
Direct costs	(37,240)	(39,088)	(5,862)	(73,813)	(76,521)	(11,475)
Gross profit	134,244	145,052	21,751	263,034	280,571	42,074
Operating expenses
Research and development	(2,153)	(2,377)	(356)	(4,087)	(4,326)	(649)
Sales and marketing	(36,966)	(39,642)	(5,945)	(74,175)	(77,834)	(11,672)
General and administrative	(42,647)	(48,289)	(7,241)	(83,867)	(91,532)	(13,726)
Total operating expenses	(81,766)	(90,308)	(13,542)	(162,129)	(173,692)	(26,047)
Operating income	52,478	54,744	8,209	100,905	106,879	16,027
Other expense, net
Interest income	4,387	4,438	666	9,097	8,715	1,307
Interest expense	(26,301)	(29,801)	(4,469)	(52,184)	(58,634)	(8,793)
Foreign currency exchange (losses)/gains	(152)	(15)	(2)	(193)	120	18
Dividend income	10,020	—	—	11,200	—	—
Impairment loss on available-for-sale equity securities	(8,361)	—	—	(8,361)	—	—
Others	(328)	576	86	(239)	728	109
Total other expense, net	(20,735)	(24,802)	(3,719)	(40,680)	(49,071)	(7,359)
Income before income tax	31,743	29,942	4,490	60,225	57,808	8,668
Income tax expense	(12,785)	(12,639)	(1,895)	(27,774)	(24,315)	(3,646)
Net income	18,958	17,303	2,595	32,451	33,493	5,022
Net income attributable to non-controlling interests	(235)	(662)	(99)	(177)	(1,130)	(169)
Net income attributable to China Cord Blood Corporation’s shareholders	18,723	16,641	2,496	32,274	32,363	4,853

Earnings per share:
Attributable to ordinary shares
- Basic	0.25	0.22	0.03	0.44	0.44	0.07
- Diluted	0.25	0.22	0.03	0.44	0.44	0.07

Other comprehensive (loss)/income, net of nil income taxes
- Foreign currency translation adjustment	(15,797)	(1,400)	(210)	(15,238)	(8,360)	(1,254)
- Unrealized holding gains/(losses) in available-for-sale equity securities
- Unrealized holding gains/(losses) arising during the period	7,145	(10,507)	(1,576)	18,005	(16,977)	(2,546)
- Reclassification adjustment for losses included in net income	8,361	—	—	8,361	—	—
Total other comprehensive (loss)/income	(291)	(11,907)	(1,786)	11,128	(25,337)	(3,800)
Comprehensive income	18,667	5,396	809	43,579	8,156	1,222

Comprehensive income attributable to non-controlling interests	(235)	(662)	(99)	(177)	(1,130)	(169)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	18,432	4,734	710	43,402	7,026	1,053

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months ended September 30, 2015 and 2016

	Three months ended September 30,			Six months ended September 30,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	52,478	54,744	8,209	100,905	106,879	16,027
Depreciation and amortization expenses[7]	12,575	12,563	1,884	24,903	25,147	3,771
Share-based compensation expense[8]	14,627	15,546	2,331	28,720	30,605	4,589
Non-GAAP operating income	79,680	82,853	12,424	154,528	162,631	24,387

7 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

8 Share-based compensation expense relates to the Company’s RSU scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014.